Exhibit 4A.5

SERVICE PARTICIPANT OPERATING CONTRACT
FOR THE “CAMARA DE COMPENSACION DE PAGOS
DE ALTO VALOR” (HIGH VALUE PAYMENTS
CLEARING HOUSE)

This Service Participant Operating Contract of the High Value Payments Clearing House is signed in Santiago de Chile on August 9, 2005, by and between the Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor, S.A., hereinafter “COMBANC”, represented herein by its President, Segismundo Schulin-Zeuthen Serrano and its General Manager, Felipe Ledermann Bernal, both domiciled at Calle Huérfanos No. 770, 16th floor, suite 1601, in the city of Santiago, party of the first part, and the Banco Santander-Chile, a banking institution, hereinafter the “Participant”, represented herein by its General Manager, Oscar von Chrismar Carvajal, both domiciled at Calle Bandera 140 in the city of Santiago, party of the second part.

Based on the above, the parties stipulate and agree as follows:

1.	GENERAL BACKGROUND

1.1
ComBanc is a corporation organized and existing under the laws of the Republic of Chile as a banking support institution, whose line of business is providing payment clearance and remittance services and the undertaking of activities allied with or supplementary to the banking support business.

1.2
The company is governed by Chapter III.H.5 of the Compendium of Financial Rules & Regulations of the Banco Central de Chile, and by the corresponding regulations of the Office of the Superintendent of Banks and Financial Institutions.

1.3	On June 2, 2005, it was authorized to operate a Cámara de Compensación de Pagos de Alto Valor (High Value Payments Clearing House), and to provide the service which is the subject of this agreement.

1.4
ComBanc has developed, and is the holder of a usage license for, a high value payment clearance and remittance system, which among other functionalities provides the Participants with a safe, secure and expeditious electronic medium for making those payments, which on their own behalf or that of third parties, must be made to the other Participants, and to pay and otherwise settle the remittance in the Real Time Gross Payment System of the Banco Central de Chile (the “RTGP System”).

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1.5
The Participant, for its part, declares that it has the technological capability, the infrastructure and the staff necessary for receiving the ComBanc services, in accordance with what is set forth in the present agreement.

2.	ADHERENCE TO THE OPERATING RULES OF THE HIGH VALUE PAYMENTS CLEARING HOUSE

2.1
The Participant hereby expressly declares that it shall abide by the “Operating Rules and Regulations of the Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor, S.A.” (the “Regulations”), adhering to the laws governing it and any amendments that may be made to such laws. Consequently, the Participant declares that any and all operations conducted through the Clearing House operated by ComBanc shall be governed fully by said Regulations.

2.2
ComBanc herein delivers to the Participant one copy of the Regulations, and the latter declares that it has received these Regulations, that it is fully knowledgeable of the contents thereof, and that they are within the scope of its operations.

3.             DEFINITIONS

3.1	For purposes of this agreement, the parties agree to apply the definitions given in Appendix 9, Glossary, of the Regulations.

4.             PURPOSE OF THE CONTRACT

4.1
This instrument sets forth the terms, conditions, rights, obligations and responsibilities that will govern the reciprocal relations of the parties, so that ComBanc can provide the subject high value payment clearance and remittance service.

5.	GENERAL DESCRIPTION OF THE HIGH VALUE PAYMENT CLEARANCE AND REMITTANCE SERVICE

5.1	The detailed description of the high value payment clearance and remittance service is found in the Regulations. Without prejudice thereto, a summary of this operation is given below:

5.2
The high value payment clearance and remittance service is provided within a clearing house (the “Clearing House”), which allows for remittance in real time, bilaterally and multilaterally, of payment orders issued by the Participants.

        Service Participant Operating Contract for the High Value Payments Clearing House

5.3	The Clearing House has a risk management model that is composed of the following elements.

a.	Bilateral and multilateral limits that delimit the Participants’ risk exposure;

b.	The availability of DAES funds that back up the Participants’ obligations within the Clearing House; and

c.
A Mandatory Financing Agreement, hereinafter the “MFA”, which irrevocably obligates the Participants to have the necessary financing to cover at least 1.15 times the highest Multilateral Net Debtor Position.

5.4	The settlement of the results of the Clearing House remittance(s) is made at the end of the day in the RTGP system operated by the Banco Central de Chile.

6.	HIGH VALUE PAYMENTS CLEARING HOUSE DEPOSIT ACCOUNT FOR EXTRAORDINARY SETTLEMENT (“DAES”)

6.1
In order to participate in the Clearing House, the Participant agrees to apply to the Banco Central de Chile (BCCH) for the opening of a High Value Payments Clearing House Deposit Account for Extraordinary Settlement (“DAES”).

6.2	The funds established in the DAES may be used only for the Clearing House’s special Settlement Procedure, upon request of ComBanc, who will act on behalf and in representation of the Participant.

6.3
The procedure for the daily establishment of funds in this account, its method of utilization and restitution, is governed by Chapter 7, “Risk Management and Control in Payment and Settlement Processes”, and by Chapter 10, “Special or Extraordinary Settlement Procedure”, as well as by Appendix 7, “Mandatory Financing Agreement”, of the Regulations.

7.             IRREVOCABILITY

7.1	The parties expressly agree that once payment orders are accepted into the Clearing House, they shall be considered

        Service Participant Operating Contract for the High Value Payments Clearing House

final and irrevocable, and may not under any pretext be modified or invalidated by the issuing Participant.

8.	OBLIGATIONS

8.1
ComBanc must comply strictly with the obligations established in the Regulations, in the present agreement and its Appendices, and with any rules, regulations and the like issued by the Banco Central de Chile and the Office of the Superintendent of Banks and Financial Institutions.

8.2           More specifically, the obligations of ComBanc are as follows:

a.	To verify that the Participants have established the Bilateral Limits corresponding to a Business Cycle;

b.	To calculate the Multilateral Limit corresponding to each Participant in a Business Cycle;

c.	To verify that the Participants have established the corresponding Mandatory and Voluntary Deposits;

d.	To comply with the participation rules of a Business Cycle;

e.	To receive and validate the Payment Orders sent by the Participants for remittance;

f.
To pay bilaterally and multilaterally the Payment Orders issued by the Participants, in conformity with Articles 1.655 et seq. of the Civil Code, and further in accordance with the regulations established by the Banco Central de Chile, to the extent that these regulations are in accordance with the limits established in Chapter 7, “Risk Management and Control in Payment and Settlement Processes” of the Regulations.

g.	To keep the Participants informed with respect to all of their positions;

h.	To communicate to the Banco Central de Chile the results of the payment for purposes of settlement within the RTGP system;

i.	To apply the Mandatory Financing Agreement in the case set forth in Chapter 10, “Special or Extraordinary Settlement Procedure”, and Appendix 7, “Mandatory Financing Agreement”, of the Regulations.

j.	To assess the penalties provided for in the Regulations.

8.3	Other ComBanc obligations:

        Service Participant Operating Contract for the High Value Payments Clearing House

a.	To offer and maintain a proper and adequate infrastructure that will properly provide the high value payment clearance and remittance service;

b.	To have available at all times the necessary elements, equipment and staff for maintaining the continuity and effectiveness of the high value payment clearance and remittance services;

8.4
The Participant must comply strictly with the obligations established in the Regulations, in the present agreement and its Appendices, and in any rules, regulations and the like issued by the Banco Central de Chile and the Office of the Superintendent of Banks and Financial Institutions.

8.5	More specifically, the obligations of the Participant are as follows:

a.
To make available during all hours of operation its systems and a properly trained staff for correctly performing and completing the tasks associated with the high value payment clearance and remittance services;

b.	To formally appoint all Authorized Agents to act before ComBanc. In addition, the Participant must advise of any changes in such authorized agents in a timely fashion.

c.	To designate the security managers for those applications provided by ComBanc.

d.	To contract the communications networks and cover the cost of maintaining them.

e.	To pay the service fee in accordance with the provisions of Appendix No. 3, “Fee System”.

9.	RESPONSIBILITIES

9.1	Without prejudice to the responsibilities set forth in the Regulations, in the present agreement and its Appendices that are incumbent upon each party, the parties expressly agree upon the following:

9.2	ComBanc shall be solely responsible for:

a.	Receiving, processing and reporting, as appropriate, each and every one of the payment orders that it receives from the Participants, and in each case guaranteeing their timely and safe processing.

b.	Ensuring the integrity and authenticity of every message that is sent.

        Service Participant Operating Contract for the High Value Payments Clearing House

c.	Complying with both current and future rules issued by the Banco Central de Chile or the Office of the Superintendent of Banks and Financial Institutions governing the operation of clearing houses.

9.3	The Participant shall be solely responsible for:

a.	Ensuring the integrity and authenticity of every message that it sends;

b.
Complying with the provisions established in this agreement, in the Regulations, and with any current and future rules issued by the Banco Central de Chile and the Office of the Superintendent of Banks and Financial Institutions with respect to the high value payment clearance and remittance services.

9.4
Both ComBanc and the Participant shall be individually and independently liable for any damages and losses that either of them cause third-parties through the non-performance of any the obligations that are stipulated in this agreement and its Appendices or in the Regulations, which derive from its sole negligence or the actions or omissions of any of its employees, advisors or sub-contractors, or which are caused by objects or assets or property used by it or under its care and custody.

9.5
The Participant and ComBanc shall be individually liable for any damages and losses caused their respective employees, advisors or sub-contractors through negligence, fraud, or improper or erroneous use of the high value payment clearance and remittance service.

9.6
In no case may the parties claim from each other payment of indemnities for losses that they may experience because of the negligence or fraud of other Participants or of any third-party. Without prejudice to the foregoing, the parties shall cooperate and put forth their best efforts possible to have the party causing the damage or loss to be held accountable for it.

10.	EXEMPTION FROM LIABILITY

10.1
ComBanc is released from any liability for any losses caused directly or indirectly, whether through erroneous, improper or fraudulent use of the Participant’s identifying codes and its respective access keys to the computer system through which the Participant accesses the ComBanc systems. This release includes any type of loss that might result, whether monetary or otherwise.

        Service Participant Operating Contract for the High Value Payments Clearing House

10.2
In the same way, the hardware, programs and computer applications administered by ComBanc are tools for data processing that by their very nature are subject to failures, whether because of ordinary functioning, maintenance, or development. In view of the foregoing, the Participant must take the necessary preventive measures that are customary in computing activities in order to avoid any failures that might result in some type of damage or loss, whether to itself or others, and shall make available the necessary back-ups and will establish the appropriate methods and designs for verifying the results thereof; ComBanc shall assume no liability for any damages or losses stemming from the direct or indirect use or operation of the aforementioned hardware, programs and applications.

10.3
Both ComBanc and the Participant shall be exempt from all liability and released from the performance of their respective obligations if the contracted service cannot be maintained or operated because of reasons of force majeure or acts of God, such as earthquakes, electric and/or telephone and/or data transmission line outages, third-party acts intervening against public and/or private networks, acts of terrorism, strikes or other similar labor actions.

10.4
The Participant hereby waives any action, claim or legal proceeding against ComBanc for damages or losses, whether material and/or immaterial, expenses or costs, with respect to what is indicated in numeral 10.2 above.

11.	AUTHORIZED AGENT

11.1
Any instructions sent to ComBanc by the Participant’s Authorized Agent(s) shall be understood for all due and legal purposes as having been formulated and sent by the Participant. In view of the foregoing, the Participant agrees that it is its exclusive obligation to monitor the compliance of its authorized agent(s) with regard to the provisions of this agreement and the Regulations.

12.	OPERATING RULES AND REQUIREMENTS.

Without prejudice to what is indicated in the Appendices to this agreement, the parties undertake to comply with the following rules and requirements necessary for the proper operation of the service:

12.1	SWIFT Messaging: Payment orders issued by the Participant and received by ComBanc, as well as messages between both parties

        Service Participant Operating Contract for the High Value Payments Clearing House

deriving from the processing of the aforementioned payment orders, shall be transmitted via SWIFT messaging, of which the parties declare to be fully knowledgeable and declare this is within the scope of its operations. The technical specifications of this messaging system are given in Appendix No. 5, “Message Formats”.

12.2
Information for the Participant: ComBanc shall provide real time information on the Participant’s transactions, the characteristics and definitions of which are found in Appendix 4, “Participant’s Operating Instructions”.

12.3	Systems: The equipment of each party through which the subject services are this agreement are provided, must ensure the continuity of those services.

12.4	Schedules: Will be those established in the Regulations.

12.5
Security: The Participant will gain access to the Clearing House systems by using access keys and digital identification codes. Obtaining, handling, use and custody of these codes and logins fall under the exclusive responsibility of the Participant.

13.	APPENDICES

13.1	The following Appendices form part of this agreement:

•	Appendix No. 1, “Operating Regulations of the Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.”

•	Appendix No. 2, “Operating Mandate, Deposit Account for Extraordinary or Special Settlement and Promissory Note Subscription”

•	Appendix No. 3, “Fee System”

•	Appendix No. 4, “Operating Instructions for Participants”

•	Appendix No. 5, “Message Format”

13.2
The Appendices indicated above form an integral part of this agreement, and the parties hereto declare that they are fully knowledgeable of the contents of those Appendices and accept them, and moreover given that they fall within their operating domains, they undertake to comply in full with the contents thereof.

13.3	The parties expressly state that Appendices 3, 4 and 5 may be modified by ComBanc, who must advise

        Service Participant Operating Contract for the High Value Payments Clearing House

the Participant of any such modification at least fifteen days in advance of such modification’s effectiveness.

14.         STAFF

14.1
The staff required for operating the high value payment clearance and remittance service shall fall under the exclusive responsibility of ComBanc insofar as concerns the providing of the services offered by it. On its part, the Participant shall be exclusively responsible for its staff that is assigned to do what is necessary for receiving and facilitating the services that will be rendered to it by ComBanc.

14.2
The staff for which the Participant will be responsible for and will require in order to comply with the functions that relate to the high value payment clearance and remittance services, shall be subject to any and all technical specifications and instructions that ComBanc may issue. If in ComBanc’s judgment, the staff must undergo training provided by ComBanc, such training shall not in any way limit the rights and authority of the Participant in its capacity as the employer of said staff, a status that it shall fully maintain.

14.3
ComBanc shall not be liable for the acts or actions of those associated with the Participant in connection with the performance by such employees in work or tasks related to the payment clearance and remittance service.

14.4
The Participant shall be liable for any damages or losses that may be caused by its employees because of misuse or improper use of the high value payment clearance and remittance service. Likewise, the Participant shall be liable for any damages that it or its employees might cause because of failure to follow the instructions and guidelines given by ComBanc with respect to the methods and procedures set forth for the proper and correct operation of the said high value payment and remittance service.

14.5
The Participant shall be subject to ComBanc’s instructions and guidelines regarding organization, methods and procedures pertaining to said proper and correct operation of the high value payment clearance and remittance service.

14.6	The Participant or ComBanc shall be liable for any damages or losses caused by their employees, advisors or

        Service Participant Operating Contract for the High Value Payments Clearing House

sub-contractors through negligence, fraud, or improper or erroneous use of the high value payment clearance and remittance service.

15.         CONTINUITY OF THE SERVICES

15.1	ComBanc shall operate on all banking days at the times established in the Regulations.

15.2	Notwithstanding the foregoing, the services provided by ComBanc may be discontinued, suspended or interrupted in whole or in part, when:

a.
It is necessary to make repairs and/or do scheduled maintenance on all or part of the components and equipment that ComBanc uses for providing the high value payment clearance and remittance service; in such event, ComBanc must give notification within a period of not less than 24 hours in advance, or

b.
Under and because of circumstances of force majeure or an act of God. In that case, no prior communication will be necessary, but the services must be restored as soon as possible and with diligent promptness. Understood as force majeure or act of God for the purpose of this agreement, shall be what the law defines as such.

15.3
Under the circumstances or situations of force majeure or an act of God, ComBanc shall not be liable for any damages or losses that may be caused to the Participant. In any case, ComBanc undertakes to restore the services as soon as the causes that resulted in their interruption or suspension have ceased.

16.         ARCHIVING OF TRANSACTIONS

16.1	The Participant shall be obligated and responsible for maintaining the archives of all operations conducted through the high value payment and remittance service.

16.2
ComBanc shall maintain an active or on-line archive of only those transactions that have taken place in the last thirty (30) days, but shall subsequently maintain an archive of them on magnetic media. In the event that the Participant requests ComBanc to recover data, it must reimburse it for all costs incurred.

16.3	The ComBanc archives shall constitute sufficient proof in the event a dispute arises between the parties.

        Service Participant Operating Contract for the High Value Payments Clearing House

17.         CONFIDENTIALITY AND SECRECY

17.1
ComBanc and the Participant and those associated with it, advisors and sub-contractors agree not to disclose in any way or by any means any of the data or information that they may receive from their respective counterpart, or any other information that might circumstantially fall into their hands, or to which they may have access in connection with the providing of the services subject to this instrument.

17.2
ComBanc and the Participant undertake to remain expressly vigilant regarding this obligation of confidentiality and secrecy in any contracts or agreements signed with those associated with it, advisors and sub-contractors, penalizing any infraction with immediate termination of the respective contract, without prejudice to any other penalties and fines that might be appropriate under the law.

17.3
Both ComBanc and the Participant undertake to reciprocally transmit only the information and data that are essential for the proper rendering of the services and in connection with the services subject to this contract.

17.4
The prohibitions referred to in the preceding paragraphs shall not apply if some legal provision or court ruling exists that obligates either of the parties to submit matters subject to the aforementioned confidentiality and secrecy to courts of justice or institutions or agencies empowered by law and acting within the scope of their authority.

17.5
In other cases, when the requested background information falls under ComBanc’s or the Participant’s confidentiality and secrecy obligation, the parties hereto may not deliver that information without the prior consent of the other.

17.6	The aforementioned confidentiality and secrecy obligations shall remain in full force even after the expiration of this agreement.

18.        FEES

18.1	The Participant undertakes to pay ComBanc the fees indicated in Appendix 3, “Fee System”.

19.         BANKING CONFIDENTIALITY AND SECRECY

19.1	Both the Participant and ComBanc with respect to the high value payment clearance and remittance service conducted through ComBanc, shall be subject to the

        Service Participant Operating Contract for the High Value Payments Clearing House

banking secrecy and confidentiality referred to in Article 154 of the General Banking Law. In addition, they will be subject to all directives, rules and regulations that may in such respect be issued in the future by the Office of the Superintendent of Banks & Financial Institutions within the scope of the authority vested in that agency by law.

19.2	The obligations regarding banking confidentiality and secrecy shall continue indefinitely and beyond the life of this instrument.

20.	MEANS OF EVIDENCE

20.1
The digital records of ComBanc are considered admissible as means of evidence, and shall be kept up-to-date with records showing the times of sending and receipt, content and sums indicated in messages interchanged and stored and/or debits and credits made; these records shall have probative value pursuant to the provisions of Articles 4 and 5 of Law 19,799.

21.	NEW SERVICES

21.1
ComBanc may offer new services to the Participant. If such new services are agreed to by the parties, these services shall be considered as having been agreed to by the mere approval of ComBanc’s proposal to the Authorized Agent, including operating conditions and fees, which shall form an integral part of the respective current Appendices to the present agreement, as applicable.

21.2	The Participant may opt not to accept the new services.

22.	KNOWLEDGE OF THE SYSTEM

22.1
The parties undertake to make each of their customers, in an express and timely manner, familiar with the characteristics, potential outcomes and inherent risks of a high value payment clearance and remittance service, as established in this agreement, so that such customers will assume in an informed and responsible manner the risks and responsibilities of signing this contract.

22.2
Consequently, the Participant shall have the exclusive obligation of making its customers aware of the conditions governing the providing of the services subject to this agreement, as well as of informing those customers of the conditions governing the high value payment clearance and remittance service. Notwithstanding, in some cases, those agreements might run counter to the purpose and terms of the present service.

        Service Participant Operating Contract for the High Value Payments Clearing House

23.        LIFE OF THE PRESENT AGREEMENT

23.1
The term of the present agreement shall be indefinite. Without prejudice to the foregoing, either party may terminate this agreement by giving notice to the other via certified mail sent to the address indicated herein at least one hundred twenty (120) days in advance. For the purpose of the present agreement, it shall be understood that the parties will maintain the addresses indicated in the introductory part of this agreement, except if notice is given by certified mail of a change in address, which must indicate the complete new address.

23.2	Notwithstanding the foregoing, providing of the services subject to this agreement shall terminate in advance in the following cases:

a.	Bankruptcy, insolvency, cessation of payments or proposals of payment agreements with its creditors on the part of ComBanc or the Participant;

b.	Mutual agreement by ComBanc and the Participant to terminate in advance;

c.
At the request of the properly performing party, in the case of gross non-performance of the contractual obligations, in part or in whole, by ComBanc or the Participant, such non-performance will be ruled upon by a subsequently appointed arbitrator.

24.        ASSIGNMENT OF THE AGREEMENT

24.1
It is expressly stipulated that neither party may assign or transfer for any reason whatsoever the rights under this agreement, except with the express written authorization given in advance by the other party.

25.         NON-EXCLUSIVITY

25.1	The present agreement does not grant exclusivity to either party, and both may request and provide similar services to other institutions or companies in general.

26.        PENALTY INTEREST

26.1	In the event that any sums of money owed by the Participant to ComBanc are not paid within

        Service Participant Operating Contract for the High Value Payments Clearing House

the agreed-upon time, they shall be subject to the maximum rate of interest allowed under the law for credit and lending transactions; such interest shall be converted to local currency at the rate in effect on the day of default, and the interest shall run from that date until the actual date on which the payment obligation is met.

27.	ARBITRATION

27.1
Any disagreements, disputes or conflicts arising between the parties for any reason and under any circumstance that relate directly or indirectly to this agreement, or to any of its clauses, including but not limited to the agreement’s effects, term, application, interpretation, performance, non-performance, validity or invalidity, nullity or cancellation, existence or non-existence, shall be submitted to an arbitrator in accordance with the provisions of Chapter 15, “Resolution of Disputes” of the Regulations. The arbitrator shall be appointed by mutual agreement between the parties, and absent such an agreement, by the Chamber of Commerce of Santiago A.G. (the “Chamber of Commerce”), upon whom the parties confer a special irrevocable mandate for such purposes. The mere fact that either party appeals to the Chamber of Commerce for naming an arbitrator shall imply the existence of a disagreement between the parties respecting the amicable designation of an arbitrator.

27.2
Without prejudice to the foregoing, the parties may opt for technical mediation conducted by a mutually-agreed-upon expert. This mediation shall not pose an impediment to the aforementioned arbitration.

28.       GENERAL PROVISIONS

28.1
Separation of clauses: In the event that any provision embodied in this agreement or its Appendices is declared null, legally flawed or ineffective, it is hereby stipulated that such determination shall affect only the provision in question, and the remaining clauses of the agreement and/or its Appendices shall continue in full force and effect.

28.2	Conflicting rules or regulations: In the event of a conflict upon rules and/or regulations, the following order of precedence shall apply:

a.	Operating rules and regulations of the Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.

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b.	Service Participant Operating Contract for the High Value Payment Clearance and Remittance Service

c.	Appendices to the present agreement

28.3	Domicile: The present parties elect their domiciles in the city of Santiago de Chile, and submit to the jurisdiction of the arbitration court indicated in Clause 24.

28.4	Execution of this agreement: This agreement is executed and signed in two (2) copies with the same content, with one (1) copy being given to each of the parties.

28.5     Legal Status:

The legal status of Felipe Ledermann Bernal to act on behalf of the Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A. is embodied in the public instrument dated October 13, 2004, made and executed before José Musalem Saffle, Notary in Santiago.

The legal status of Oscar von Chrismar Carvajal to act on behalf of the Banco Santander-Chile is embodied in the public instrument dated July 23, 2003, made and executed before Nancy de la Fuente Hernández, Notary in Santiago.

/s/ Segismundo Schulin-Zeuthen Serrano                                                    /s/ Oscar von Chrismar Carvajal
                    President                                                                                             Chief Executive Officer
Sociedad Operadora de la Cámara de                                                              Banco Santander-Chile
Compensación de Pagos de Alto Valor S.A.

/s/ Felipe Ledermann Bernal
            General Manager
Sociedad Operadora de la Cámara de
Compensación de Pagos de Alto Valor S.A.

        Service Participant Operating Contract for the High Value Payments Clearing House

APPENDIX No. 3

Fee System

Introduction:

The fees that will apply to participants of the “Servicio Cámara de Compensación de Pago de Alto Valor” (High Value Clearing House Payment Service) are based on the following concepts:

a) Connection:

A one-time payment is made when signing the contract for services covering connection, testing, start-up, training and support provided by ComBanc.

As of August 1, 2005, there is no charge for connection.

b) Operation:

There is a monthly payment for operation of the High Value Clearing House Payment and Delivery-Against-Payment services.

In accordance with the “Regulations”, the billing allowed by ComBanc for operation, with respect to the number of participants, has a fixed component equivalent to 50.9% and a variable component equivalent to 49.1%.

The Fixed Component has an identical quota for all Participants.

The Variable Component is determined according to the percentage of participation in total net exchange sight balances in domestic currency of all the participants, determined as of the end of January 2003. A minimum percentage of 0.01% will be applied to those participants who in January 2003 had no share in the total net exchange sight balances in domestic currency.

For purposes of this agreement, 24.81% of the variable component of the projected billing will be applied to the Banco Santander-Chile.

Consequently, the operating fees are:

Fixed Component: UF 243 (Two hundred forty three UFs);
Variable component: UF 1,339 (One thousand three hundred thirty-nine UFs)

        Appendix 3

c) SWIFT message reimbursement:

The Participant must reimburse ComBanc for expenses incurred by it on behalf of the Participant in regards to sending Transfer-of-Funds Instructions through Swift to a Payment System, or for messaging to the DCV and to the banks, that derive from payment operations undertaken by the Participant.

d) Authorization and power of attorney:

In accordance with letter c) above, the Participant grants and confers power of attorney to ComBanc to act on its behalf for receiving and paying invoices for messaging services charged by SWIFT and initiated by ComBanc for sending messages on behalf of the Participant through the Communications Network.

ComBanc, acting through its own authorized agents, accepts the power of attorney herein conferred, without prejudice to stipulating that this power of attorney will be exercised only pursuant to authorization given by the Participant.

For the proper implementation of this power of attorney, the parties stipulate the following:

a)	That the fees to be paid to SWIFT by ComBanc shall be disbursed by the latter, subject to reimbursement by the Participant;
b)	That the fees to be paid to SWIFT by ComBanc shall not be paid by ComBanc’s employees;
c)	That any sums paid to SWIFT in exercise of said power of attorney shall be recorded in special books, indicating the name of the beneficiary so as to facilitate reimbursement to ComBanc, and
d)
That in any exempt invoices that ComBanc issues to the banks, the different items in question will have to be clearly detailed and itemized so that the banks can proceed with reimbursement, with these supporting documents serving as sufficient verification of the reporting obligations of the holder of power of attorney.

e) New services:

New services are any services that the Board of Directors of ComBanc may establish, and which the Participant decides to use.

        Appendix 3

Billing and payment

The billing and payment for the services subject to this Appendix shall be made in national currency, in accordance with the value given the UF on the last day of the month in which the service is provided.

The user must pay the amount of this invoice within ten (10) days following its receipt.

If said invoice is not paid when due, payment must be made of the value of the UF that is in effect on the actual payment date, for which a supplementary invoice will be issued covering the difference.

Any and all sums that the user owes ComBanc that are not settled on the corresponding due dates, shall be subject to the maximum interest rate allowed by law on loan and credit transactions, adjusted to local currency in accordance with the rate in effect on the day of default.

Commencement of Fees

The fees shall become effective from the first month of operation of the Clearing House.

Appendix 3